Exhibit 14.1

LABSTYLE INNOVATIONS CORP

CODE OF ETHICAL CONDUCT

I.	INTRODUCTION

As individuals we value integrity, honesty, ethical conduct and fairness. We believe in applying, and we apply these values to our behavior as employees, managers, officers and directors.

As a company, LabStyle Innovations Corp. and its subsidiaries, including LabStyle Innovation LTD. (collectively, “LabStyle”) strives to conduct its business with the highest degree of integrity and honesty. In every activity, including making business decisions, employee-employee interactions and contact with customers, contractors, suppliers and other third parties, we strive to abide by all applicable laws and rules. We believe that consistent ethical conduct is and will continue to be a major factor in our success, however, in case of a conflict between ethical conduct and business success - ethical conduct comes first.

Managers are expected to understand and inform all employees and contractors under their supervision of this Code of Conduct, ensuring that their group both abides by the letter and spirit of all applicable law and practice the highest standards of business integrity.

This Code of Conduct addresses several key areas of business conduct; however, no code or policy can anticipate or address all situations that may arise and we will invariably encounter “gray areas” in the application of this policy. It is expected that every LabStyle employee will adhere to these standards of conduct, using his or her best judgment and seeking advice from managers, LabStyle’s executive management team, including LabStyle’s Chief Executive Officer and the Chairman of the Board of Directors, President and Chief Operating Officer, and Chief Financial Officer (collectively, the “Executive Officers”), as well as other appropriate sources to assist in decisions where the course of action is unclear. We truly value our ethical conduct. Therefore, violations of this Code of Conduct will be dealt with expeditiously and as consistently as possible by the appropriate LabStyle officers, and may subject our employees to disciplinary action, which, in severe cases may lead up to and including termination of employment.

This Code of Conduct applies to all employees, officers, and members of the board of directors of LabStyle.

II.	CONFLICTS OF INTEREST

LabStyle expects the undivided business loyalty of its employees. This means that, unless pre-approved by our Board of Directors (for our officers) or an Executive Officer of LabStyle (for employees), officers and employees should be free from any interest, influence or relationship which might conflict, or appear to conflict, with the interests of LabStyle or the effectiveness of their job performance. Officer and employees must, therefore, avoid any investment, gratuity or association, which interferes, or might reasonably be thought to interfere, with their best judgment in the performance of their job duties and other actions affecting LabStyle. It is important to closely examine any gift, loan or other special preference offered by a person or organization that does or wants to do business with LabStyle. Any employee who has specific questions regarding the appropriateness of a particular action, including acceptance of gratuities from suppliers or contractors, should consult with his or her manager.

The following are examples of unacceptable business practices, which represent or give rise to a conflict of interest or other ethical breach:

•	Use of a LabStyle position, or resources or confidential information gained as a result of such position, for personal gain;

•	Acceptance of any item or service of value from someone doing business with LabStyle where such item is offered or appears to be offered in exchange for any type of favorable treatment or advantage;

•	Unauthorized outside employment or consulting which in any way conflicts with, affects or impacts LabStyle’s interests;

•	Offering any type of payments or business courtesy of significant value (e.g. entertainment, meals, transportation or lodging) to a government official, supplier or customer for the purpose of influencing any government or organizational decision or obtaining favorable treatment or advantage.

Conflict of interest issues can and should be resolved by informing the Legal Department of the potential conflict and obtaining a written authorization to proceed whenever required.

III.	OTHER EMPLOYMENT

Unless otherwise approved by our Board of Directors (for our officers) or an Executive Officer of LabStyle (for employees), LabStyle expects its full time employees to devote all of their work time to LabStyle.

IV.	PROFESSIONAL AND TRADE ASSOCIATIONS

LabStyle encourages employee participation in professional and trade associations in accordance with personal and LabStyle’s interests. In participating in an outside organization, one must understand whether he or she is representing LabStyle or acting in a personal capacity. Unless an employee is designated as the official LabStyle representative by LabStyle, the employee is acting solely in his or her individual capacity.

As a member of a trade or professional group, such employee may come in contact with competitors’ employees. Never discuss proprietary or sensitive competitive issues such as prices, costs, terms or conditions of sales, product plans or any other competitively sensitive, confidential or nonpublic information.

V.	CHARITIES AND COMMUNITY SERVICE

LabStyle encourages its employees to make contributions of personal time or financial resources to non-profit organizations according to their own interests and priorities. If, however, an employee is active in community-based non-profit organizations, the employee must be alert to possible conflicts of interest between LabStyle and the organization. If a conflict arises between the organization and LabStyle, the relevant employee should disqualify himself or herself from making any decision in the capacity as an organization representative that concerns or impacts LabStyle or, if necessary, resign from the organization.

VI.	PROTECTING COMPANY ASSETS AND CORPORATE OPPORTUNITIES

In our competitive environment, protection of LabStyle’s assets is crucial. LabStyle’s assets include principally intangible assets. These include LabStyle’s intellectual property rights in its technological know-how, information about LabStyle’s business strategies and intentions, information regarding plans for research or future research, internal databases, customer lists, confidential technical data, organizational charts, employee directories and compensation information. Every officer and employee is contractually bound to keep in confidence the company’s assets under the terms and conditions as include as part of each employee’s employment agreement and/or NDA form signed.

Accordingly, LabStyle’s proprietary information must be kept in strictest confidence and must not be disclosed, verbally, in writing, or electronically (e.g. via the Internet) or in any other way, unless specifically and expressly authorized by a manager responsible for the information being disclosed and, then, only subject to the provisions of a non-disclosure agreement. When speaking with third parties, it is important to avoid unauthorized disclosure of any of LabStyle’s confidential information. We must also ensure that confidential discussions are not overheard by others or disclosed by careless transmission of information, for example by use of electronic mail. Any documents containing proprietary information which is being disposed of should be shredded. We store a great deal of information on computer drivers and other storage devices. If any such information (such as a computer, a storage device or hard copy) is lost or stolen, it is imperative that employees report this loss immediately to an Executive Officer. Failure to protect LabStyle’s confidential or proprietary information is misconduct, and may result in disciplinary action up to and including termination of employment or association with LabStyle.

Furthermore, LabStyle’s corporate opportunities are valuable assets of the Company. Therefore, each director, officer and employee, except as may be approved by the board of directors or a committee of independent directors or as may be memorialized in agreements approved by the board of directors or a committee of independent directors, refrain from (a) taking for themselves personally opportunities that belong to LabStyle or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with LabStyle.

VII.	PERSONAL USE OF LABSTYLE RESOURCES

LabStyle provides a wide variety of assets for its employees in conducting company business, including computers, communication systems and other equipment and materials. Although you may occasionally use some of these resources for incidental personal activities, it is your duty to keep this usage to a minimum and to comply with all of LabStyle’s internal policies and guidelines. Excessive personal use of the LabStyle’s resources increases our costs and expenses, reduces availability of the resources for LabStyle’s business needs, and may adversely affect your job performance. The rules below apply to your use of LabStyle’s resources even outside your working hours and outside LabStyle’s premises. While you may occasionally use LabStyle’s telephone and computer systems to send or receive personal messages, to access internet materials that are not directly business-related, or to create personal documents or files, you are required to keep these activities to a minimum and in compliance with all of LabStyle’s internal policies and guidelines. In addition, you may not use any LabStyle resource in violation of any law, rule or regulation. You may not allow other people to use LabStyle resources for any purpose, except as may be allowed to your immediate family members, under our internal policies; provided, however, that you will not allow the use of any of LabStyle’s proprietary information to any of your immediate family members. You may not use any LabStyle resource to create, transmit, store or display messages, images or materials that are for personal gain, solicitations, chain letters, or are threatening, sexually explicit, harassing or otherwise demeaning to any person or group. Such misuse of assets is misconduct, and may result in disciplinary action up to and including termination of employment or association with LabStyle.

You may not use any LabStyle asset for personal activities that may lead to the loss or damage of the asset. You are responsible for safeguarding the integrity of LabStyle systems, including not exposing the system to computing viruses and the like.

LabStyle may access and inspect all of the company’s resources that you may use for personal activity, including company’s computers, servers and systems, telephones, mobile phones, voicemail systems, desks, vehicles and other equipment belonging to the company. You should not have any expectation of personal privacy in any messages or records create or transmitted via LabStyle systems, including electronic documents, e-mail and voice mail, regardless of whether you have personal passwords or filing systems. For reasons related to safety, supervision, security and other concerns, LabStyle may inspect persons and property on LabStyle premises at any time and without notice, subject to applicable local laws.

VIII.	STOCK TRADING

In certain instances, LabStyle grants stock options or other company securities to its directors, officers and employees to enable such persons to share in LabStyle’s success. However, the ownership of LabStyle’s securities, whether through the grant of options by LabStyle or through open market purchases, carries with it the responsibility of adhering to the applicable law and to LabStyle’s policy governing stock trading. Directors, officers, employees and third parties may not conduct stock transactions (purchases or sales) on the basis of material, non-public information and are absolutely restricted from trading during particular periods. Further details on this are provided for in LabStyle’s Insider Trading Policy, which directors, officers and employees must adhere to as a condition of continued association with LabStyle. Any questions regarding this complex and important subject matter should be referred to the Executive Officers. Failure to adhere to these policies may result in disciplinary action up to and including termination of employment or association with LabStyle.

IX.	EMPLOYEE RELATIONS AND NON-DISCRIMINATION

LabStyle is committed to hiring, promoting and compensating employees based on their qualifications and demonstrated ability to perform job responsibilities. LabStyle treats all employees fairly, without regard to age, race, national origin, religion, sex, condition of pregnancy, marital status, disability, veteran status and sexual orientation.

X.	RESPECTING PRIVACY

LabStyle respects the privacy and dignity of all individuals. Under this policy, personal information necessary for effective business operation will be collected and retained. Furthermore, access to personal employee information within LabStyle will be limited to the employee and to those persons with a legitimate business need for such information, including needs related to the performance of job responsibilities.

With regard to employment verifications, certain employee information may be disclosed without the written consent of the current or former employee. Such information includes verification and dates of employment, job titles and work locations. In addition, LabStyle will disclose any information required by law or court order.

Employee privacy also becomes an issue when personal use is made of LabStyle resources. Although LabStyle assets are intended for use in supporting and conducting LabStyle business, limited and reasonable personal use of Company equipment and systems is permitted (See the section hereof titled “Personal Use of LabStyle Resources”). Where not prohibited by law or regulation, LabStyle reserves the right to monitor the use and content of its corporate resources and systems. As employees, we should have no expectation of privacy when using the company’s resources, whether for business or personal use. LabStyle may inspect the company’s records and systems, including electronic systems, and inspect the information contained in them with or without advance notice to employees - even when information is stored under an individual’s personal identification code or password.

XI.	RECORDING AND REPORTING INFORMATION

Every employee records, maintains or submits some kind of information within LabStyle. Examples of such information include: reporting time worked; product testing results; service reports; product order or shipment reports; financial records and expense reports. False, misleading or dishonest reporting, both inside and outside LabStyle, is not only strictly prohibited, it could lead to civil and even criminal liability and sanction by LabStyle or termination. For example, falsification of expense reports or time records may be considered theft. Submission of false information to the government or to government agencies such as the U.S. Securities and Exchange Commission, the Israeli Securities Authority, stock exchanges on which LabStyle securities are traded or any other regulatory or self regulatory organization can, in some instances, lead to fines and/or imprisonment. Accordingly, information must be recorded or reported accurately and honestly. In addition, all officers and members of the board of directors of LabStyle, and all employees of LabStyle, when asked for by an officer or director, must produce, or cause to be produced full, fair, accurate, timely and understandable disclosure in reports and documents that LabStyle files with or submits to the Securities and Exchange Commission and in other public communications.

XII.	CONTRACTING AND SIGNING ON BEHALF OF LABSTYLE

Signing correspondence, reports and other documents that contain substantive opinions, conclusions or determinations that may legally bind LabStyle must be signed by or under the control of the Executive Officers. Agreements between LabStyle and other companies and individuals create obligations for the parties to the agreement and expose the parties to legal and financial risks. An employee may not sign/execute an agreement on behalf of LabStyle unless he or she has the legal authority to obligate LabStyle. Typically, only the Executive Officers will have signature rights.

XIII.	COMPLIANCE WITH LAWS

It is LabStyle’s policy to comply with both the letter and the spirit of all applicable laws, rules and regulations governing its operations. Every officer and employee with significant responsibilities should have a working knowledge of permissible activities involved in his or her work and where there is any question, will seek guidance from a superior or legal counsel.

There are numerous laws, which govern our conduct in almost all aspects of our business. The following is a list of areas to which specific laws apply and every employee is required to consult the Executive Officers to ensure compliance with these laws. These areas include: securities law and FCPA compliance, healthcare/medical device regulation, Internet and e-commerce regulation, employment, health and safety, environmental matters, government contracting, import/export matters, international commerce, intellectual property (patents/copyright/ trademark), domestic and international trade, and many other areas related to our business. Any questions concerning the application of this policy or a particular law to a specific situation should be discussed with the Executive Officers.

Whenever there exists a potential violation of law or possible ethical compromise, every officer and employee has an obligation to avoid or to promptly correct the situation as necessary.

XIV.	SEXUAL HARASSMENT AND OTHER UNLAWFUL BEHAVIOR

LabStyle does not tolerate sexual harassment or other unlawful behavior in the workplace, whether committed by a co-worker, leader, client, contractor, vendor or anyone else. Actions, words, jokes or comments that are derogatory and based on any person’s sex, race, ethnicity, sexual orientation, age, religion or disability will not be tolerated at the company. Although sexual harassment appears in various forms and degrees, it generally consists of unwelcome sexual advances, unwelcome request for sexual favors or other unwelcome verbal or physical conduct of a sexual nature. Sexual harassment occurs when submission to or repeating sexual advances adversely affects your employment in any way (for example, promotion, termination or unfavorable work assignments) or when unwelcome sexual conduct otherwise interferes with your job performance or creates an intimidating or hostile work environment.

LabStyle is committed to providing a workplace free from unlawful behavior and sexual harassment. If an employee feels he or she has been subjected to such harassment at LabStyle, it is the employee’s obligation to report the conduct to appropriate LabStyle personnel.

Complaints should be directed to the President. Complaints of sexual harassment or other unlawful behavior are serious matters. LabStyle expects leaders to act upon such allegations, and expects employees to report such behavior. If an investigation confirms that improper conduct occurred, the company will take appropriate action.

XV.	IMPLEMENTATION OF THE CODE OF CONDUCT; WHISTLEBLOWER POLICY

At LabStyle, ethics is everyone’s business. All managers are responsible for communicating this policy to the employees under their supervision and the policy will be electronically available. Any revisions or updates to this policy will be published periodically and appropriately distributed for inclusion in LabStyle’s on-line reference materials and other appropriate locations. All employees will be required to certify that they have reviewed and understood this Code of Ethics. This certification will take place upon the Code of Ethics coming into effect. New coming directors, officers and employees will be required to make this certification upon joining the company. LabStyle at its sole discretion, may ask its officers and employees for renewal of their certification of the Code of Ethics in case it is be materially revised or updated.

All LabStyle employees are required to acknowledge in writing their understanding and receipt of, as well as compliance with, this policy as pertains to the business conducted in their departments. Any waiver of this Code of Ethics for any Executive Officer or member of the board of directors made only be made upon the prior written approval of LabStyle’s board of directors and will be promptly disclosed as required by law. Waivers of this Code of Conduct for a non-officer employee may be made by the President only upon the employee making full disclosure in advance of the transaction in question. Such waivers will only be granted in extraordinary circumstances when necessary, and they will be limited and qualified as appropriate.

Any officer or employee having information, knowledge or suspicion of any actual or contemplated action or inaction which is, or appears to be, in violation of this Code of Ethics is required to report the matter promptly to his or her manager, to an Executive Officer and any other reporting channel that may be established by LabStyle from time to time. All employees are required to recognize the critical importance of legal compliance and LabStyle’s commitment to ethical conduct. Any violation or failure to report a known violation of law or policy may result in disciplinary action up to and including termination. If the report is made to the employee’s manager, the manager shall promptly report the matter to and Executive Officer. In some cases, including in the event that appropriate action is not being taking by a manager or an Executive Officer in response to report, employees may report issues, to the Chairman of the Audit Committee of the Board of Directors. Employees who report an actual or apparent violation of this policy will not be subject to retaliation or reprisal from any person as a result of having disclosed the violation and any such attempt at retaliation or reprisal will result in disciplinary action up to and including termination.

XVI.	INTERPRETATION OF THE CODE OF ETHICS

The matters addressed in this Code of Ethics are both fundamental and important. LabStyle is committed to providing officers and employees all resources necessary to understand and comply with its terms and the terms of the underlying laws and policies. All Code of Ethics terms should be construed in tandem with LabStyle’s other stated policies, procedures and guidelines, and in conjunction with any applicable laws, rules and regulations. Any employee who is uncertain as to the meaning or interpretation or application of this policy to a specific situation should seek guidance from his or her department manager or an Executive Officer. This Code of Ethics is not a contract and LabStyle retains the right to change, modify, suspend, interpret or eliminate any provision of this Code of Ethics, retroactively or proactively, at any time with or without notice.

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Adopted by the Board of Directors on March 5, 2013.

ACKNOWLEDGEMENT

I hereby acknowledge that I have received a copy of LabStyle Innovations Corp.’s Code of Ethical Conduct (the “Code of Ethics”). Further, I certify that I have reviewed the Code of Ethics, understand the policies and procedures contained therein and agree to be bound by and adhere to Code of Ethics, the policies and procedures contained herein, and any related policies and procedures of the Company.

Dated:
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